Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of ECP Environmental Growth Opportunities Corp. (the “Company”) on Form S-1 of our report dated December 23, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of ECP Environmental Growth Opportunities Corp. as of December 9, 2020 and for the period from October 29, 2020 (inception) through December 9, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 15, 2021